# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## June 18, 2013


## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934


## Altera Corporation


## File No. 000-16617 - CF#29638

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Altera Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 26, 2013.

Based on representations by Altera Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2 through February 21, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Elizabeth M. Murphy
Secretary